CONFIDENTIAL TREATMENT REQUESTED

BY UPLAND SOFTWARE, INC.

UPLD-002

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***].”

October 8, 2014

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs Matthew Crispino Maryse Mills-Apenteng Stephen Krikorian Juan Migone

Re:	Upland Software, Inc. Registration Statement on Form S-1 File No. 333-198574

Ladies and Gentlemen:

On behalf of Upland Software, Inc. (“Upland” or the “Company”), we submit this supplemental letter in further response to Comment No. 3 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 23, 2014 (the “Comment Letter”) relating to the Confidential Draft Registration Statement on Form S-1 originally submitted by the Company to the Commission on May 13, 2014 and as revised and publicly filed on September 4, 2014 (as revised, the “Registration Statement”).

In response to the comments set forth in the Comment Letter, the Company is submitting this letter on EDGAR and will revise the Registration Statement on EDGAR in an Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to be filed separately.

Securities and Exchange Commission October 8, 2014 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY UPLAND SOFTWARE, INC. UPLD-002

For the Staff’s reference, we are providing to the Staff by courier copies of this letter.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s supplemental response. Except as otherwise specifically indicated, page references herein correspond to the relevant page of the Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Certain Relationships and Related Party Transactions

Technology Services Agreement, page 112

3. You disclose that you “issued 11,000,000 shares of common stock to DevFactory at a purchase price of $0.0001 per share for an aggregate purchase price of $1,100.” Further, you state in your response that the company “issued 11,000,000 shares of the Company’s common stock as consideration for the requested amendments.” Please explain how you determined the amount of consideration exchanged to obtain the amendments. Indicate whether the value of consideration equates to the reduction in minimum fees. Provide the minimum fees both before and after the amendment.

In response to the Staff’s comments, we respectfully advise the Staff that the agreement to issue 11,000,000 shares of common stock to DevFactory FZ-LLC (“DevFactory”) was as a result of extensive negotiation between the Company and DevFactory. As mentioned in our prior response letters dated September 4, 2014 and October 1, 2014 (the “Prior Response Letters”), as a result of changes in the Company’s business model and the Company’s decision to conduct more product development internally, the Company began negotiations with DevFactory in 2013 in order to align the terms of the agreement with its revised business model. Under the original technology services agreement (the “Original Agreement”), the Company was required to make set minimum annual purchase commitments regardless of the actual use of services. As an inducement to lower such minimum annual purchase commitment amounts, the Company agreed to issue 11,000,000 shares of its common stock to DevFactory. The minimum fees for 2014 under the Original Agreement would have been $3,295,440 and pursuant to the amended and restated technology services agreement (the “Amended Agreement”), the minimum fees for 2014 are $2,131,750.

In addition, we have included in Exhibit A estimates of the minimum fees that would have resulted in years 2014 through 2018 under the Original Agreement as well as the Amended Agreement.

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As noted in Exhibit A, based on the Company’s assumptions regarding its revenue growth over the term of the Original Agreement, the Company anticipated eventual cost savings in the aggregate over the term of the Amended Agreement as a result of the amendments to the Original Agreement. However, in addition to eventual cost savings and other benefits of the proposed amendments, the Amended Agreement also achieved an agreement better suited to the Company’s revised business model pursuant to which it would do more product development internally. In addition, in determining the amount of consideration to be paid for such amendments, the Company considered its then current cash position and the benefits of being able to provide such consideration in shares of its common stock rather than providing any cash payment at the time of the amendments thereby preserving its then current cash position. Furthermore, the Company considered the impact to its stockholders as a result of the issuance of shares of its common stock as consideration for the proposed amendments and the Company determined that it would be preferable to effect such issuance prior to becoming a public company.

In response to the Staff’s comments, the Company undertakes to revise its disclosure on pages 71, 112 and footnote 7 on page F-26 to further describe how minimum annual purchase commitment adjusts from year to year under the Amended Agreement in Amendment No. 1.

In addition, we respectfully advise the Staff that the Company evaluated whether its agreement with DevFactory should be accounted for as a derivative. The Company concluded that such agreement is not a derivative due to the scope exception provided by ASC 815-10-15-59 which states that contracts that are not traded on an exchange and are based upon specified volumes of sales or service revenues of one of the parties to the contract are not subject to the requirements of this subtopic.

Further, we respectfully advise the Staff the Company evaluated whether there was any impact resulting from the use of estimates in accounting for the services procured and amounts paid in connection with the Amended Agreement. The Company concluded that since the minimum annual purchase commitment for 2014 is fixed under the Amended Agreement at $2,131,750 and is adjusted in each subsequent year based on the same percentage increase (or decrease) in the Company’s total revenues for the previous year, that such minimum annual purchase commitment in subsequent years will be known and fixed, such that no estimates are required in order to account for the Amended Agreement.

In response to the Staff’s comments, the Company undertakes to revise its disclosure on pages 53, 59, 67, 71, footnote 7 on page F-26 and footnote 18 on page F-40 to further describe how the Company accounted for the Amended Agreement at the time of the amendment as well as for the services procured under the Amended Agreement over the term of the Amended Agreement.

* * * *

Securities and Exchange Commission October 8, 2014 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY UPLAND SOFTWARE, INC. UPLD-002

Please direct any questions or comments regarding the contents of this letter to me at (512) 338-5471 or jalcorta@wsgr.com and Brian Beard at (512) 338-5422 or bbeard@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Joseph M. Alcorta

Joseph M. Alcorta

Enclosures

cc:	John T. McDonald, Upland Software, Inc.

Michael D. Hill, Upland Software, Inc.

Robert V. Housley, Upland Software, Inc.

Brian K. Beard, Wilson Sonsini Goodrich & Rosati, P.C.

Brian Schafer, Winston & Strawn LLP

EXHIBIT A

[CONFIDENTIAL *** CONFIDENTIAL]